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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69214

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Zebed Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Central Park South, Suite 2A
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm — (212) 897-1685 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner, Sipkin, CPA's, LLP
(Name - if individual, state last, first, middle name)

132 Nassau Street, Suite 1023	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

ZEBED Securities LLC

Statement of Financial Condition
December 31, 2017

ZEBED Securities LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Members' Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   Independent Accountants' Report on Statement of Exemption from Rule 15c3-3.
[ ]   Statement of Exemption from Rule 15c3-3.
.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF New York

COUNTY OF NY

AFFIRMATION

I, Jonathan Shepland, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Zebed Securities LLC for the year ended December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

Chief Compliance Officer
Title

_____
Notary Public

Subscribed and sworn to before me
this 26 day of March 2018
By _____
Notary Public

MAURICE HALLIVIS
Notary Public, State of New York
No. 01HA6007604
Qualified in New York County
Commission Expires May 26, 2018

LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Zebed Securities LLC
110 Central Park South, Suite 2A
New York, NY 10019

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zebed Securities LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Zebed Securities LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Zebed Securities LLC's management. Our responsibility is to express an opinion on Zebed Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Zebed Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Zebed Securities LLC's auditor since 2014.

New York, NY
March 26, 2018

Zebed Securities LLC

Statement of Financial Condition
December 31, 2017

Assets

Cash	$	165,187
Securities owned, at fair value		21,319,549
Fixed assets (net of accumulated depreciation/amortization of $588,966)		299,746
Prepaid expenses and other assets		7,108
Total assets	$	21,791,590

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	48,656
Due to brokers		9,367,632
Securities sold short		57,726
Due to affiliate		22,500
Total liabilities		9,496,514
Member's equity		12,295,076
Total liabilities and member's equity	$	21,791,590

The accompanying notes are an integral part of this financial statement.

Zebed Securities LLC

Notes to Financial Statement
December 31, 2017

1. **Nature of Operations**

   Zebed Securities LLC (the "Company"), formerly LATAM Securities LLC, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

   During 2017, the Company had clearing agreements with two broker-dealers, thereby clearing all of its customers' securities transactions on a fully-disclosed basis through these broker-dealers and accordingly does not hold customer securities accounts or perform custodial functions relating to their securities.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Revenue Recognition
   Securities transactions commissions and expenses relating to securities transactions are recorded on a trade-date basis.

   Income Taxes
   The Company is a single member limited liability company, and treated as a disregarded entity for income tax reporting purposes. As such, income or loss of the Company, in general, is allocated to the member for inclusion in its income tax return. Accordingly, the Company has not provided for federal, state or local income taxes.

   Accounting for Uncertainty in Income Taxes
   The Company recognizes the effect of income tax positions only when they are more than likely not to be sustained. On December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

   Due to Brokers
   Due to brokers represents net amounts payable to the Company's clearing brokers.

   Fixed Assets
   Fixed assets are recorded at cost, net of accumulated depreciation/amortization, which is calculated on a straight-line basis over three to seven years.

Notes to Financial Statement
December 31, 2017

3.   **Investments**

Proprietary securities transactions and related expenses are recorded on a trade-date basis.

Fair Value Measurement guidance establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy are described below:

Level I - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments that would generally be included in Level I include listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a purchase or sale could reasonably impact the quoted price.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined with the use of models or other valuation methodologies. The types of investments that would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments that would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

3. **Investments (continued)**

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2017:

	Level I	Level II	Level III	
	Quoted prices	Significant		
Securities owned	in active markets	other observable	Unobservable	Balance
at fair value:	for identical assets	inputs	inputs	as of 12/31/17
Equities	$ 21,319,549	$ -	$ -	$ 21,319,549
Securities sold short:				
Equities	$ 57,726			$ 57,726

4. **Transactions with related parties**

The Company currently leases office space from an affiliate. Under the lease agreement, the Company was entitled to three month's free rent. Deferred rent is included in accounts payable and accrued expenses on the Statement of Financial Condition. The Company owes $22,500 for unpaid rent to this affiliate as of December 31, 2017.

During 2017, the Company received capital contributions totaling approximately $1,245,000 from affiliates and from the Company's indirect owner. Also, all of the Company's customer accounts are either affiliates of this owner or accounts in which the owner has a beneficial interest.

5. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and elects to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2017, the Company had net capital of approximately $5,483,000, which exceeded its minimum by approximately $5,233,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

6. **Fixed Assets**

Fixed assets consist of the following:

Furniture and equipment	$ 341,695
Automobile	73,069
Leasehold Improvements	452,173
Artwork	21,775
Less: Accumulated depreciation/amortization	(588,966)
	$ 299,746

7. **Off-Balance-Sheet-Risk and Concentration of Credit Risk**

The Company is engaged in various brokerage activities with other counterparties including customers and financial institutions. In the normal course of business, the Company may be exposed to the risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract, as a loss. A substantial portion of the Company's assets are in the custody of two clearing brokers.

All cash deposits of the Company are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Company's securities are held by two clearing brokers. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to the deposit or securities.

8. **New Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15. 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. Management has determined that adoption of Topic 606 will have minimal impact on the Company's financial statements.

9. **Subsequent Events**

In January 2018, the Company signed a clearing agreement with a new clearing broker.

10. **Going Concern**

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company has suffered losses from operations for the past four years. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Management has pledged any additional support to the Company to enable it to continue as a going concern.